Exhibit 99.1

Ambow Education Announces First Quarter 2019 Financial Results

BEIJING, June 5, 2019 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month period ended March 31, 2019.

First Quarter 2019 Financial Highlights

•	Net revenues for the first quarter of 2019 increased by 6.0% to US$17.7 million from US$16.7 million in the same period of 2018. This increase was due primarily to higher student enrollment for the 2018-2019 academic year.

•	Gross profit for the first quarter of 2019 slightly increased to US$5.8 million from US$5.6 million in the same period of 2018. Gross profit margin was 32.8%, compared with 33.5% for the first quarter of 2018.

•	Operating expenses for the first quarter of 2019 increased by 27.1% to US$8.9 million from US$7.0 million for the same period of 2018. The increase of operating expenses was primarily due to the additional investments to set up education-to-employment service centers.

•	Net loss attributable to ordinary shareholders was US$3.5 million, or US$0.08 per basic and diluted share, compared with a net loss of US$1.1 million, or US$0.03 per basic and diluted share, for the first quarter of 2018. The first quarter is always a traditionally soft quarter for the Company due to school closures for winter break.

•	As of March 31, 2019, Ambow maintained strong cash resources of US$48.3 million, comprised of cash and cash equivalents of US$23.3 million, short-term investments of US$20.9 million, and restricted cash of US$4.1 million.

•	As of March 31, 2019, the Company’s deferred revenue balance was US$22.1 million, representing a 22.1% increase from US$18.1 million as of December 31, 2018, mainly attributable to the tuition and course fees collected in the K-12 business segment for the 2018-2019 academic year, increase in deferred revenue collected from our service centers and the tuition fees collected at Bay State College for the spring semester of 2019.

“2019 will be a transformational year for Ambow, we’re excited over our 2019 outlook and the opportunities afforded to us in the cross-border education market. Combining the momentum of the last 12 months; from going public to the launches of a college cross-border program and mutual credit recognition alliance between Chinese and U.S. colleges, we have the necessary infrastructure in place to further our mission, which is to address critical demands in the education market and bridge the gaps between higher education and career aspirations of students,” noted Dr. Jin Huang, Ambow’s President and Chief Executive Officer.

“We continue to strengthen capabilities in the education technology and service space, and expand our international reach through a series of agreements and program launches including: the signing of a collaborative agreement with ITU to jointly develop a cross-border U.S. master’s degree curriculum and a partnership with GCQA to establish a credit recognition alliance between Chinese and U.S. colleges. We are pleased to have set a good foundation in order to build up progressive developments for the year ahead," concluded Dr. Huang.

The Company's first quarter 2019 financial and operating results can also be found on its Form 6-K filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Adoption of ASC 842 Leases

On February 25, 2016, the FASB issued ASU 2016-02, Leases. The new standard creates Topic 842, Leases, in the FASB Accounting Standard Codification and supersedes FASB ASC 840, Leases. It requires a lessee to recognize the assets and liabilities that arise from operating and finance leases. Accordingly a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset (“ROU asset”) representing its right to use the underlying asset for the lease term. We adopted this guidance in the first quarter of 2019 using the modified retrospective approach, and elected the optional transition method that permits adoption of the new standard prospectively, as of the effective date, without adjusting comparative periods presented. Adoption of the standard resulted in the recognition of US$5.7 million of operating lease ROU asset current, US$0.1 million of finance lease ROU asset current, US$15.0 million of operating lease ROU asset non-current, US$0.9 million of finance lease ROU asset non-current, US$5.0 million of operating lease liabilities current, and US$16.9 million of operating lease liabilities non-current on the consolidated balance sheet as of March 31, 2019 at adoption related to classrooms, dormitories, service campus and centers, and other operational and office space.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the first quarter of 2019 are based on the effective exchange rate of 6.7112 as of March 29, 2019; all amounts translated from RMB to U.S. dollars for the first quarter of 2018 are based on the effective exchange rate of 6.2726 as of March 30, 2018; all amounts translated from RMB to U.S. dollars as of December 31, 2018 are based on the effective exchange rate of 6.8755 as of December 31, 2018. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-5730-6200

Email: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of March 31,		As of December 31,
	2019		2018
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	23,311	156,447	211,436
Restricted cash	4,136	27,757	30,072
Short term investments, available for sale	7,496	50,308	47,208
Short term investments, held to maturity	13,410	90,000	70,000
Accounts receivable, net	2,523	16,932	18,132
Amounts due from related parties	235	1,577	1,105
Prepaid and other current assets, net	20,134	135,125	134,770
Loan receivable, current	6,359	42,677	42,677
Operating lease right-of-use asset, current	5,650	37,915	-
Finance lease right-of-use asset, current	89	600	-
Total current assets	83,343	559,338	555,400
Non-current assets:
Property and equipment, net	23,245	156,005	165,933
Land use rights, net	267	1,793	1,804
Intangible assets, net	8,813	59,145	92,412
Goodwill	10,902	73,166	73,166
Deferred tax assets, net	1,346	9,038	10,240
Operating lease right-of-use asset, non-current	15,016	100,778	-
Finance lease right-of-use asset, non-current	939	6,300	-
Other non-current assets, net	2,594	17,408	11,264

Total non-current assets	63,122	423,633	354,819

Total assets	146,465	982,971	910,219

LIABILITIES
Current liabilities:
Deferred revenue *	22,131	148,523	124,250
Accounts payable *	1,827	12,277	13,583
Accrued and other liabilities *	27,121	181,881	256,325
Borrow from third party, current	6,000	40,401	41,179
Income taxes payable *	31,423	210,883	207,114
Amounts due to related parties *	434	2,911	2,696
Operating lease liability, current *	5,046	33,865	-
Total current liabilities	93,982	630,741	645,147
Non-current liabilities:
Consideration payable for acquisitions	197	1,322	1,322
Other non-current liabilities	-	-	979
Operating lease liability, non-current *	16,907	113,467	-

Total non-current liabilities	17,104	114,789	2,301

Total liabilities	111,086	745,530	647,448

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2018 and March 31, 2019)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 38,756,289 and 38,784,935 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	109	729	728
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	13	90	90
Additional paid-in capital	522,707	3,507,994	3,507,123
Statutory reserve	3,002	20,149	20,149
Accumulated deficit	(491,059)	(3,295,594)	(3,271,838)
Accumulated other comprehensive income	887	5,952	8,305
Total Ambow Education Holding Ltd.’s equity	35,659	239,320	264,557
Non-controlling interests	(280)	(1,879)	(1,786)
Total equity	35,379	237,441	262,771
Total liabilities and equity	146,465	982,971	910,219

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
							Retained	Accumulated
	Class A Ordinary		Class C Ordinary		Additional		Earnings	Other	Non-
	shares		Shares		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	-	-	-	-	872	-	-	-	-	872
Issuance of ordinary shares for restricted stock award	28,646	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,428)	-	(2,428)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	75	-	75
Net loss	-	-	-	-	-	-	(23,756)	-	(93)	(23,849)
Balance as of March 31, 2019	38,784,935	729	4,708,415	90	3,507,994	20,149	(3,295,594)	5,952	(1,879)	237,441

Balance as of January 1, 2018	34,206,939	640	4,708,415	90	3,456,307	20,036	(3,316,715)	6,876	(1,275)	165,959
Share-based compensation	-	-	-	-	616	-	-	-	-	616
Issuance of ordinary shares for restricted stock award	30,187	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	3,276	-	3,276
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	64	-	64
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	(9)	(9)
Net (loss)/income	-	-	-	-	-	-	(7,062)	-	93	(6,969)
Balance as of March 31, 2018	34,237,126	641	4,708,415	90	3,456,922	20,036	(3,323,777)	10,126	(1,191)	162,937

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2019	2019	2018
	US$	RMB	RMB

NET REVENUES
Educational program and services	17,610	118,185	101,411
Intelligent program and services	69	461	3,368
Total net revenues	17,679	118,646	104,779
COST OF REVENUES
Educational program and services	(11,652)	(78,197)	(68,076)
Intelligent program and services	(277)	(1,858)	(1,426)
Total cost of revenues	(11,929)	(80,055)	(69,502)

GROSS PROFIT	5,750	38,591	35,277
Operating expenses:
Selling and marketing	(2,099)	(14,088)	(10,205)
General and administrative	(6,797)	(45,618)	(33,292)
Research and development	(25)	(168)	(443)
Total operating expenses	(8,921)	(59,874)	(43,940)

OPERATING LOSS	(3,171)	(21,283)	(8,663)

OTHER INCOME (EXPENSES)
Interest income	58	388	2,090
Foreign exchange gain (loss), net	(5)	(31)	14
Other income, net	98	660	214
Gain from deregistration of subsidiaries	191	1,279	2,797
Gain on sale of investment available for sale	42	279	298
Total other income	384	2,575	5,413

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(2,787)	(18,708)	(3,250)
Income tax expense	(766)	(5,141)	(3,719)

NET LOSS	(3,553)	(23,849)	(6,969)
Less: Net (loss)/ income attributable to non-controlling interest	(14)	(93)	93

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(3,539)	(23,756)	(7,062)

NET LOSS	(3,553)	(23,849)	(6,969)

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	(362)	(2,428)	3,276
Unrealized gains on short term investments
Unrealized holding gains arising during period	42	280	207
Less: reclassification adjustment for gains included in net income	31	205	143
Other comprehensive (loss)/income	(351)	(2,353)	3,340

TOTAL COMPREHENSIVE LOSS	(3,904)	(26,202)	(3,629)
Net loss per share - basic and diluted	(0.08)	(0.55)	(0.18)

Weighted average shares used in calculating basic and diluted net loss per share	43,474,571	43,474,571	38,925,752

Discussion of Segment Operations

	For the three months ended March 31,
	2019	2019	2018
	US$	RMB	RMB
	(All amounts in thousands)
NET REVENUES
K-12 Schools *	9,505	63,793	52,177
College Preparation & CE Programs *	8,174	54,853	52,602
Total net revenues	17,679	118,646	104,779
COST OF REVENUES
K-12 Schools *	(6,302)	(42,296)	(36,106)
College Preparation & CE Programs *	(5,627)	(37,759)	(33,396)
Total cost of revenues	(11,929)	(80,055)	(69,502)
GROSS PROFIT
K-12 Schools *	3,203	21,497	16,071
College Preparation & CE Programs *	2,547	17,094	19,206
Total gross profit	5,750	38,591	35,277

* Ambow previously had three reportable segments, including Better School, Better Job and Others for the years before 2019. In 2019, along with the shift of business development focus, Ambow changed its management approach in the way to organize reportable segments to make operating decisions and assess performance. New reportable segments include K-12 schools and College Preparation & CE Programs, which provide K-12 educational service and tutoring and vocational educational services respectively.